Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 8, 2022

Project Alphaville

Transcription of Video (originally in the Danish language) with Maersk Drilling Chairman Claus Hemmingsen

Dear shareholders in Maersk Drilling,

In November 2021, Maersk Drilling entered into an agreement with US drilling company Noble to combine our businesses, in order to create a global leader in offshore drilling.

The combination of Noble and Maersk Drilling has a number of obvious advantages.

Together, we are creating a larger and more robust company, capable of serving a wide range of esteemed customers, with one of the industry's most advanced and modern fleets of drilling rigs, in the most attractive basins of offshore drilling.

Both Noble and Maersk Drilling are rooted in proud traditions, strong values, and professional competencies, with an unwavering focus on safety, quality, innovation and sustainability.

By combining the two businesses, we achieve significant synergies, including the ability to generate strong cash flows.

Supported by a solid balance sheet, with low debt, this allows for the possibility of returning capital to shareholders.

Together, we are well positioned to benefit from the ongoing market recovery.

Together, we have a stronger financial foundation to withstand cyclical market fluctuations that historically have and will continue to characterize the industry.

Noble's shareholders approved the business combination at a general meeting on 10 May.

Consequently, Noble is now making a share exchange offer to you and other Maersk Drilling shareholders to consider.

All Maersk Drilling shareholders are offered approximately 1.6 new shares in Noble in exchange for each Maersk Drilling share.

If you accept the offer from Noble, you have two options:

You can choose to receive Noble shares in exchange for your Maersk Drilling shares, or you can choose to receive a cash consideration for your Maersk Drilling shares up to approximately DKK 7,000 in lieu of Noble shares.

If the value of your shares exceeds DKK 7,000, your remaining Maersk Drilling shares will be exchanged for Noble shares.

The Maersk Drilling Board of Directors is convinced that the business combination with Noble is the right long-term solution for Maersk Drilling.

We therefore recommend all our shareholders to accept the exchange offer from Noble. Find more details about the Board of Directors' recommendation in the statutory statement from the Board of Directors, available in both Danish and English on the Maersk Drilling website.

A.P. Møller Holding, holding approximately 42% of Maersk Drilling shares and votes has, in connection with the business combination agreement, irrevocably undertaken to accept the exchange offer.

A.P. Møller og Hustry Chastine McKinney Møllers Familiefon and Den A.P. Møllerske Støttefond, together holding approximately 12% of Maersk Drilling's shares and votes, have also expressed their intention to accept the exchange offer.

The exchange offer is conditional upon acceptance by at least 80% of Maersk Drilling shareholders. It is therefore important that you are aware of how to accept the offer and the deadline, as well as the possibility to elect cash consideration instead of shares.

On the Maersk Drilling website you will find all relevant documents on the combination, including an acceptance form.

You will also find a short brochure about the business combination and the exchange offer in Danish, as well as answers to a number of questions.

I hope you will accept the exchange offer, and thank you for your attention.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of United States federal securities laws. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document. There can be no assurance that the future developments affecting Noble Corporation (“Noble”), Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Noble Corporation plc (“Topco”) with the U.S. Securities and Exchange Commission (“SEC”). Topco, Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Topco, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC. The Registration Statement includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco in connection with Topco’s issuance of Topco shares to Noble shareholders and (2) the English translation of the draft offer document published by Topco in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. Topco has filed a Danish language version of the offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.